SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	August	2014
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Inc. Announces Financial Results For The Second Quarter 2014

DOCUMENT 1

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

NEWS RELEASE
NASDAQ: NVCN
TSX: NVC

Neovasc Inc. Announces Financial Results For The Second Quarter 2014

--Reports Year-over-Year Revenue Growth of 58%--
--Tiara’s Successful First Use Cases Highlighted at Industry Conference--
--Detailed Reducer Data Presented at ACC.14--

Vancouver, BC, Canada – Aug 13, 2014 – Neovasc Inc. (“Neovasc” or the “Company”) (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the three months ended March 31, 2014. All results are reported in Canadian dollars unless otherwise stated.

“It has been an eventful and very exciting first half to 2014, as evidenced in part by the first successful human implants of Tiara™ and the very encouraging reception of the detailed Reducer™ data at a leading cardiology scientific meeting,” said Alexei Marko, chief executive officer of Neovasc. “Our momentum in advancing our two innovative cardiovascular medical devices is being embraced by industry and investors alike. With a strengthened management team we will continue to execute in the second half of the year as we ramp up our clinical, regulatory and commercial strategies for both Tiara and Reducer.”

“This quarter we posted one of the strongest quarterly revenue results in the company’s history while maintaining stable cost discipline across all key functions,” said Christopher Clark, chief financial officer of Neovasc. “More importantly, as a result of the $25 million financing and our two new public listings on senior exchanges, we are well prepared to meet the increased financial demands on the business, particularly in light of our expanding multinational clinical programs for both the Tiara and Reducer product programs.”

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three and six months ended June 30, 2014 and 2013 follow:

Revenues
Revenues increased 58% year-over-year to $4,404,515 for the three months ended June 30, 2014, compared to revenues of $2,792,815 for the same period in 2013. Revenues increased 72% year-over-year to $8,240,650 for the six months ended June 30, 2014, compared to revenues of $4,802,195 for the same period in 2013.

Product sales for the three months ended June 30, 2014 were $798,921, compared to $766,834 for the same period in 2013, representing an increase of 4%.  Product sales for the six months ended June 30, 2014 were $1,493,919, compared to $1,356,879 for the same period in 2013, representing an increase of 10%.  Product sales are solely comprised of sales of surgical patches to LeMaitre Vascular Inc (“Lemaitre”).  Concurrent with the sale of a license to LeMaitre to produce these surgical patches in-house, Neovasc also agreed to continue to supply LeMaitre with surgical patches at a discounted price, until LeMaitre receives appropriate regulatory approvals and start manufacture of the surgical patches itself. Lemaitre anticipates receiving the appropriate regulatory approvals towards the end of 2014.  After that time, Neovasc will cease manufacturing all surgical patches for LeMaitre.

Contract manufacturing revenues for the three months ended June 30, 2014 were $721,225, compared to $521,361 for the same period in 2013, representing an increase of 38%.  Contract manufacturing revenues for the six months ended June 30, 2014 were $906,941, compared to $1,096,510 for the same period in 2013,

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com representing a decrease of 17%.  During the first quarter of 2014, one customer adopted a new manufacturing process, which prevented shipment of product until adoption of the new process was completed. These contract manufacturing revenues resumed in the second quarter of 2014.

Revenues from consulting services for the three months ended June 30, 2014 were $2,884,369, compared to $1,504,620 for the same period in 2013, representing an increase of 92%. Revenues from consulting services for the six months ended June 30, 2014 were $5,839,790, compared to $2,348,806 for the same period in 2013, representing an increase of 149%.  The bulk of the growth during the three and six months ended June 30, 2014 compared to the same periods in 2013 reflected growth in consulting revenues earned with each of the Company’s top three consulting services customers. The Company’s consulting service revenues are customer-driven and they can fluctuate from quarter-to-quarter and year-to-year as customers’ development program expenditures fluctuate according to their stage of development.  The Company hopes and anticipates that it will be able to convert more of its current consulting services customers into contract manufacturing customers as they advance their product development programs towards commercialization and market introduction.  However, this shift is dependent on their product development success and is therefore difficult to forecast.

Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold.  Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold
The cost of goods sold for the three and six months ended June 30, 2014 was $3,066,924 and $4,981,446, respectively, compared to $1,632,155 and $2,867,436 for the same periods in 2013.  The overall gross margin for the three and six months ended June 30, 2014 was 30% and 40%, respectively, compared to 42% and 40% gross margin for the same periods in 2013. The decrease in gross margin in the second quarter of 2014 was due to an increase in the sales of low margin products in the product mix, and also due to some production cost increases due to a decrease in the quality of raw materials.  Neovasc anticipates the margins will improve in late 2014 and into 2015 as the sale of low margin surgical strips to LeMaitre is discontinued and the revenue mix shifts to higher margin contract manufacturing and consulting services revenues.

Expenses
Total expenses for the three and six months ended June 30, 2014 were $7,782,507 and $10,132,078, compared to $2,573,957 and $5,309,267 for the same periods in 2013, representing an increase of $5,208,550, or 202% and $4,822,811 or 91%, respectively.  The increase in total expenses for the three months ended June 30, 2014 compared to the same period in 2013 reflects a $3,705,021 increase in share-based payment, a $1,113,237 increase in general and administrative expenses, and a $400,247 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs. The increase in total expenses for the six months ended June 30, 2014 compared to the same period in 2013 reflects a $2,851,699 increase in share-based payment, a $1,308,556 increase in general and administrative expenses, and a $672,437 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the three and six months ended June 30, 2014 were $24,413 and $44,328, respectively, compared to $31,685 and $52,692 for the same periods in 2013. The Company is continuing to maintain relatively constant and modest selling and marketing costs while it focuses on growing its business-to-business revenue streams.

General and administrative expenses for the three and six months ended June 30, 2014 were $4,644,387 and $5,740,841, respectively, compared to $928,663 and $2,654,395  for the same periods in 2013, representing an increase of $3,715,724, or 400% and $3,086,446, or 116%.  The increase in general and administrative expenses for the three and six months ended June 30, 2014 compared to the same periods in 2013 can be substantially explained by a $2,602,487 and $1,777,890 increase in share-based payment, respectively, and $1,113,237 and

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

$1,308,556 increase in accounting, listing and legal expenses related to the Company’s dual listing on the Nasdaq and graduation to TSX main board.

Product development and clinical trial expenses for the three and six months ended June 30, 2014 were $3,113,707 and $4,346,909, respectively, compared to $1,613,609 and $2,602,180 for the same periods in 2013, representing an increase of $1,500,098, or 93% and $1,744,729 or 67%, respectively.  The increase in product development and clinical trial expenses for the three and six months ended June 30, 2014 was due to $1,099,851 and $1,072,292 increase in share-based payment, respectively, and $400,247 and $672,437 increase in development expenses as the Company invested in its two major new product initiatives.

The Company’s expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the six months ended June 30, 2014 compared to the same period in 2013.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other income
The other expense for the three months ended June 30, 2014 was $26,995, compared to other income of $174,904 for the same period in 2013. The other income for the six months ended June 30, 2014 was $20,891, compared to other income of $275,959 for the same period in 2013. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable in 2013.

Loss
The losses for the three and six months ended June 30, 2014 were $6,471,911 and $6,851,983, or $0.12 and $0.13 basic and diluted loss per share, respectively, as compared with a loss of $1,238,393 and $3,098,549, or $0.03 and $0.07 basic and diluted loss per share for the same periods in 2013.  The $5,233,518 increase in the loss incurred for the three months ended June 30, 2014 compared to the same period in 2013 can be substantially explained by $3,766,426 increase in share-based payment, $1,113,237 increase in general and administrative expenses and $400,247 increase in product development and clinical trial expenses. The $3,753,434 increase in the loss incurred for the six months ended June 30, 2014 as compared to the same period in 2013 can be substantially explained by $2,894,920 increase in share-based payment, $1,308,556 increase in general and administrative expenses and $672,437 increase in product development and clinical trial expenses. In the second quarter of 2014 certain directors, officers and employees of Neovasc were granted options under the Company’s established remuneration and incentive plans; a similar annual grant was granted in the first quarter of 2013.  Under the Black Scholes model used to value the options, the significantly higher price of the Company’s shares in 2014 produced a higher overall valuation of the options issued, and therefore resulted in a higher non-cash charge to the income statement in 2014.

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, long-term debt and equity financings.  At June 30, 2014, the Company had cash and cash equivalents of $15,687,834 compared to cash and cash equivalents of $3,403,472 at December 31, 2013 as well as $9,999,999 invested in longer term investments falling due within one year.

Cash used in operating activities for the three and six months ended June 30, 2014, was $1,389,041 and $2,162,205, respectively, compared to $1,150,258 and $2,031,149 for the same periods in 2013.  The increase in cash used for the three and six months ended June 30, 2014 was principally due to an increase in operating expenses offset by decrease in cash used by working capital items.  For the three months ended June 30, 2014, operating expenses were $2,389,329, compared to $885,458 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities. Working capital items generated cash of $964,246, compared to working capital items used cash of $262,449 for the same period

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com in 2013, as accounts receivable generated more cash associated with revenue growth, inventories stabilized due to adoption of new manufacturing process completed, and accounts payable increased associated with increased operation activities. For the six months ended June 30, 2014, operating expenses were $2,528,635, compared to $1,670,791 for the same period in 2013, as more expenses were incurred in general and administrative and research and development and clinical trials activities. Working capital items generated cash of $330,257, compared to working capital items used cash of $355,647 for the same period in 2013, as accounts payable and customer deposits increased to provide cash associated with increased operation activities.

For the six months ended June 30, 2014, the Company invested $9,999,999 in longer term investments, as its cash and cash equivalents are sufficient to meet its obligations in the short-term.  For the three and six months ended June 30, 2014, the Company invested in $251,141 and $317,003 in property, plant and equipment, respectively, compared to $578,397 and $893,032 for the same periods in 2013. During 2013, the Company invested capital to expand its clean room and manufacturing facilities and research and development capabilities.

For the three and six months ended June 30, 2014, net cash provided by financing activities was $104,927 and $24,763,569, respectively, compared to $2,336,828 and $2,530,838 for the same periods in 2013.  On March 26, 2014, the Company closed a bought deal equity prospectus offering underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of $6.00 per common share, for gross cash proceeds to the Company of $25,152,000. The share issue cost was $506,651.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies.  There are no significant restrictions on the transfer of funds between these entities and during the three and six months ended June 30, 2014 the Company also had no complications in transferring funds to and from its subsidiaries in Israel.

The majority of the Company’s cash and cash equivalents at June 30, 2014 were denominated in Canadian dollars.  The Company is exposed to foreign currency fluctuations on $929,337 of its cash and cash equivalents held in U.S. dollars and European euros.

EVENTS DURING THE QUARTER

On April 16, 2014, the Company approved amendments to the Company’s stock option plan that, among other matters, increased the number of options exercisable into common shares available for grant by 1,344,264.  These amendments were approved by Neovasc’s shareholders at the June 19, 2014 annual general meeting.

Also, on April 16, 2014, Neovasc granted a total of 1,670,000 stock options (the “Options”) to Neovasc directors, management and staff.  The Options have an exercise price of $6.50, the equivalent to Neovasc’s closing market price of $6.50 on the date of the grant.  The Options will vest as follows: (i) 350,000 immediately on the date of the grant; (ii) 1,100,000 on December 31, 2014, contingent upon management achieving certain performance milestones established by the board of directors; and (iii) 220,000 of which 20% vest immediately and 20% will vest on each of the next four anniversaries of the date of grant.

On May 16, 2014, the Company announced that its common shares have been approved for listing and trading on the NASDAQ Capital Market (the "NASDAQ") under the trading ticker symbol “NVCN”. Trading commenced on May 21, 2014. The Company’s common shares were also registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it became subject to the continuous reporting and related requirements under the Exchange Act.

The Company also received approval for the listing of its common shares on the Toronto Stock Exchange. Neovasc’s common shares commenced trading on the Toronto Stock Exchange on June 23, 2014.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

SUBSEQUENT EVENTS

Other than described elsewhere hererin, there were no material events after the quarter end to the date of this MD&A.

OUTSTANDING SHARE DATA

As at August 12, 2014, the Company had 53,756,932 common voting shares issued and outstanding.  Further, the following securities are convertible into common shares of the Company: 9,181,001 stock options with a weighted average price of $2.24.  The fully diluted share capital of the Company at August 12, 2014 is 62,937,933.

CONTINGENCIES

The Company is engaged as a defendant in a lawsuit filed by CardiAQ Valve Technologies (“CardiAQ”), as further described below. Litigation resulting from CardiAQ’s claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in manner satisfactory to us, we may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on our business and financial condition.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning allegations relating to Neovasc’s transcatheter mitral valve technology, including the Tiara™ device. On July 7, 2014, the Company was also made aware through a press release issued by CardiAQ of a stay in proceedings in one of Neovasc’s European patent applications based on a lawsuit filed by CardiAQ against Neovasc in Germany. This stay of proceedings was granted without an opportunity for Neovasc to respond to CardiAQ’s allegations.

The Company has been served with the CardiAQ complaint and intends to vigorously defend itself.  On July 29, 2014, the Company filed a motion to transfer the CardiAQ case to the U.S. District Court for the Central District of California, and filed a motion to dismiss several of CardiAQ’s claims. As a result of the Company’s motions, CardiAQ filed a first amended complaint on August 12, 2014.  Based on its understanding of the unproven allegations, the Company believes the lawsuit to be groundless and without merit.

The outcome of this matter is not currently determinable nor is it possible to accurately predict the outcome or quantum of this proceeding to the Company at this time. Until this matter has been resolved by the appropriate Court, the Company cannot give any assurances as to such outcome. Accordingly, no dollar value has been recorded in the accompanying financial statements.

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	June 30, 2014	December 31, 2013
ASSETS		(Audited)
Current assets
Cash and cash equivalents	$15,687,834	$3,403,472
Investments	9,999,999	-
Accounts receivable	1,341,300	1,289,933
Inventory	835,040	484,811
Prepaid expenses and other assets	143,679	28,266
Total current assets	28,007,852	5,206,482

Non-current assets
Property, plant and equipment	2,389,270	2,236,900
Total non-current assets	2,389,270	2,236,900

Total assets	$30,397,122	$7,443,382

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,272,371	$1,577,158
Customer deposits	116,300	-
Current portion of long-term debt	44,087	43,548
Total current liabilities	2,432,758	1,620,706

Non-current liabilities
Long-term debt	178,987	200,084
Total non-current liabilities	178,987	200,084

Total liabilities	2,611,745	1,820,790

Equity
Share capital	98,845,182	73,411,391
Contributed surplus	13,886,181	10,305,204
Deficit	(84,945,986)	(78,094,003)
Total equity	27,785,377	5,622,592

Total liabilities and equity	$30,397,122	$7,443,382

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three and six months ended June 30,
(Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

REVENUE
Product sales	$798,921	$766,834	$1,493,919	$1,356,879
Contract manufacturing	721,225	521,361	906,941	1,096,510
Consulting services	2,884,369	1,504,620	5,839,790	2,348,806
	4,404,515	2,792,815	8,240,650	4,802,195

COST OF GOODS SOLD	3,066,924	1,632,155	4,981,446	2,867,436
GROSS PROFIT	1,337,591	1,160,660	3,259,204	1,934,759

EXPENSES
Selling expenses	24,413	31,685	44,328	52,692
General and administrative expenses	4,644,387	928,663	5,740,841	2,654,395
Product development and clinical trials expenses	3,113,707	1,613,609	4,346,909	2,602,180
	7,782,507	2,573,957	10,132,078	5,309,267

OPERATING LOSS	(6,444,916)	(1,413,297)	(6,872,874)	(3,374,508)

OTHER INCOME/(EXPENSE)
Interest income	71,066	-	75,938	-
Interest expense	(1,995)	(2,351)	(4,012)	(4,711)
Gain/(loss) on foreign exchange	(96,066)	177,255	(51,035)	280,670
	(26,995)	174,904	20,891	275,959

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(6,471,911)	$(1,238,393)	$(6,851,983)	$(3,098,549)

LOSS PER SHARE
Basic and diluted loss per share	$(0.12)	$(0.03)	$(0.13)	$(0.07)

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three and six months ended June 30,
(Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Loss for the period	$(6,471,911)	$(1,238,393)	$(6,851,983)	$(3,098,549)
Adjustments for:
Depreciation	85,973	51,330	164,633	87,326
Share-based payments	4,065,680	299,254	4,230,641	1,335,721
Interest income	(71,066)	-	(75,938)	-
Interest expense	1,995	2,351	4,012	4,711
	(2,389,329)	(885,458)	(2,528,635)	(1,670,791)

Net change in non-cash working capital items:
Accounts receivable	425,909	(462,436)	(15,614)	(454,318)
Inventory	179,052	12,984	(350,229)	(244,473)
Prepaid expenses and other assets	(101,719)	(48,137)	(115,413)	(91,308)
Accounts payable and accrued liabilities	585,690	235,140	695,213	434,452
Customer deposits	(124,686)	-	116,300	-
	964,246	(262,449)	330,257	(355,647)
Interest paid and received:
Interest received	38,037	-	40,185	-
Interest paid	(1,995)	(2,351)	(4,012)	(4,711)
	36,042	(2,351)	36,173	(4,711)

	(1,389,041)	(1,150,258)	(2,162,205)	(2,031,149)

INVESTING ACTIVITES
Investment in guaranteed investment certificates	-	-	(9,999,999)	-
Purchase of property, plant and equipment	(251,141)	(578,397)	(317,003)	(893,032)
	(251,141)	(578,397)	(10,317,002)	(893,032)

FINANCING ACTIVITIES
Increase/(decrease) in bank overdraft	-	(46,988)	-	80,110
Repayment of long-term debt	(10,291)	(9,934)	(20,558)	(19,859)
Proceeds from share issue pursuant to a bought deal prospectus offering, net of share issue costs of $506,651	-	-	24,645,349	-
Proceeds from exercise of warrants	-	2,393,750	-	2,446,875
Proceeds from exercise of options	115,218	-	138,778	23,712
	104,927	2,336,828	24,763,569	2,530,838

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,535,255)	608,173	12,284,362	(393,343)

CASH AND CASH EQUIVALENTS
Beginning of the period	17,223,089	4,859,604	3,403,472	5,861,120
End of the period	$15,687,834	$5,467,777	$15,687,834	$5,467,777

Represented by:
Cash	$1,149,180	$5,467,777	$1,149,180	$5,467,777
Cashable high interest savings accounts	9,538,654	-	9,538,654	-
Cashable guaranteed investment certificates	5,000,000	-	5,000,000	-
	$15,687,834	$5,467,777	$15,687,834	$5,467,777

13700 Mayfield Place, Suite 2135 Richmond BC V6V 2E4 Canada P:604.270.4344 F:604.270.4384 www.neovasc.com

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ technology in development for the transcatheter treatment of mitral valve disease, the Neovasc Reducer™ for the treatment of refractory angina and a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the merits and the Company’s defence of the lawsuits filed by CardiAQ, listing of the Company’s securities on the TSX, our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with Canadian securities regulators. Although the Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

###

Investor Relations
Neovasc Inc.
Chris Clark
604 248-4138
cclark@neovasc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date:	August 13, 2014	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer